April 18, 2011

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Deltron, Inc.

Commissioners:

We have read Item 4.01 of Form 8-K dated April 18, 2011 of Deltron, Inc. We are in agreement with the statements concerning our Firm in such Form 8-K. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Cacciamatta Accountancy Corporation

Irvine, California